Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/07	11/30/08	Security	portfolio	% Index[1]		Description
1	1	America Movil	4.0	1.5		Latin America's largest cellular communications provider.
4	2	Samsung Electronics	3.0	2.3		Korea's top electronics manufacturer and a global leader in semiconductor production.
3	3	Taiwan Semiconductor Manufacturing	2.8	1.4		One of the world's largest semiconductor manufacturers.
18	4	China Shenhua Energy	2.6	0.3		Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
30	5	Harmony Gold Mining	2.0	0.2		One of South Africa's largest gold mining companies.
31	6	Cemig	2.0	0.2		Generates and distributes electricity in the Brazilian state of Minas Gerais.
69	7	Vale do Rio Doce	1.7	2.2		The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
25	8	Petroleo Brasileiro - Petrobras	1.7	2.8		One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
62	9	Bharti Airtel	1.4	0.0		India's leading telecommunications services provided.
51	10	Industrial and Commercial Bank of China	1.4	1.1		A state-owned commercial bank in China and one of the world's largest banks.

		Total companies 1 through 10	22.6	12.0

113	11	AngloGold Ashanti	1.3	0.3		One of the world's largest gold producers.
185	12	Reliance Industries	1.3	0.8		Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
77	13	Anhui Conch Cement	1.2	0.1		China's largest producer and seller of cement and commodity clinker.
2	14	Gazprom	1.1	2.2		The largest gas producer and transporter in Russia.
7	15	Telekomunikasi Indonesia	1.1	0.3		The dominant telecommunications services provider in Indonesia.
n/a	16	Enersis	1.1	0.2		Electricity distribution company serving Chile and other Latin American countries.
84	17	China Mobile Ltd.	1.1	3.0		The leading provider of cellular telecommunications services in China.
15	18	Banpu	1.1	0.0	[2]	Thailand-based energy company focused on coal mining and coal-fired power generation.
13	19	Rosneft	1.1	0.3		Russian energy company focused on oil and gas exploration.
n/a	20	Telmex	0.9	0.3		The dominant provider of fixed telecommunications services in Mexico.

		Total companies 1 through 20	33.9	19.5

1MSCI Emerging Markets IMI
[2]Holding is less than 0.05% of the index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	11/30/08	11/30/08		12/31/07	11/30/08	11/30/08
ENERGY	11.1	13.0	13.8	FINANCIALS	11.4	9.2	22.4
China Shenhua Energy		2.6		Industrial and Commercial Bank of China		1.4
Petroleo Brasileiro - Petrobras		1.7		DLF Ltd.		0.9
Reliance Industries		1.3		Grupo Financiero Inbursa		0.9
Gazprom		1.1		Bank of China		0.8
Banpu		1.1		China Construction Bank		0.7
Rosneft		1.1		OTHERS		4.5
OTHERS		4.1
				INFORMATION TECHNOLOGY	11.4	12.2	11.4
				Samsung Electronics		3.0
				Taiwan Semiconductor Manufacturing		2.8
MATERIALS	16.0	10.9	12.7	BYD		0.8
Harmony Gold Mining		2.0		Hon Hai Precision Industry		0.8
Vale do Rio Doce		1.7		Delta Electronics		0.6
AngloGold Ashanti		1.3		Gmarket		0.6
Anhui Conch Cement		1.2		NHN		0.6
Taiwan Cement		0.7		OTHERS		3.0
Formosa Plastics		0.4
OTHERS		3.6		TELECOMMUNICATION SERVICES	12.5	16.7	12.5
				America Movil		4.0
				Bharti Airtel		1.4
INDUSTRIALS	11.3	7.5	8.2	Telekomunikasi Indonesia		1.1
China Railway Construction		0.7		China Mobile Ltd.		1.1
China High Speed Transmission Equipment		0.6		Telmex		0.9
Impulsora del Desarrollo y el Empleo en America Latina		0.6		Telmex International		0.9
CCR		0.5		TIM Participacoes		0.9
OTHERS		5.1		Egyptian Company for Mobile Services		0.7
				Taiwan Mobile		0.7
				OTHERS		5.0

CONSUMER DISCRETIONARY	9.1	6.9	5.8	UTILITIES	1.9	4.5	4.1
LG Electronics		0.5		Cemig		2.0
Resorts World		0.5		Enersis		1.1
Shangri-La Asia		0.5		OTHERS		1.4
New Oriental Education & Technology Group		0.4
OTHERS		5.0
				OTHER	1.2	1.4	0.0
				Capital International Private Equity Fund IV		0.5
				OTHERS		0.9
CONSUMER STAPLES	6.7	6.6	6.2
Perdigao		0.7
Wilmar International		0.6		Total equity	93.9	89.6	100.0
Kimberly-Clark de Mexico		0.5		Fixed income	0.4	2.6
OTHERS		4.8		Cash and equivalents	5.7	7.8
				Total assets	100.0	100.0

HEALTH CARE	1.3	0.7	2.9
Bumrungrad Hospital		0.3
OTHERS		0.4

1MSCI Emerging Markets IMI
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.

				Overweight	CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					UTILITIES
					OTHER

				Underweight	ENERGY
					MATERIALS
					INDUSTRIALS
					HEALTH CARE
					FINANCIALS

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	11/30/08	11/30/08
LATIN AMERICA	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	22.1	21.2
BRAZIL	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.6	13.2
MEXICO	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	9.1	5.1
CHILE	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	2.1	1.5
ARGENTINA	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.1	0.2
PERU	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.6
REPUBLIC OF COLOMBIA	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.6
VENEZUELA	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	15.0	13.7
INDIA	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	6.9	6.8
MALAYSIA	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.9	3.3
INDONESIA	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.0	1.3
THAILAND	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	1.7	1.4
PHILIPPINES	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.3	0.6
PAKISTAN	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.3
SRI LANKA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0

FAR EAST ASIA	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	33.5	41.6
SOUTH KOREA	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.0	12.4
CHINA	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	18.0	17.0
TAIWAN	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.8	12.2
HONG KONG	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	0.7	0.0

EUROPE/MIDDLE EAST/AFRICA	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	15.4	23.5
RUSSIAN FEDERATION	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	4.2	6.0
SOUTH AFRICA	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	5.6	8.3
ISRAEL	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.7	3.2
POLAND	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.8	1.7
TURKEY	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.6
HUNGARY	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.6
CZECH REPUBLIC	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.8
EGYPT	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.2	0.7
MOROCCO	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.6
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0
NIGERIA	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
CROATIA	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ZAMBIA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
BOTSWANA	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	0.0

Total equity	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	89.6	100.0
Fixed income	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.6
Cash & equivalents	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.8
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00

1MSCI Emerging Markets IMI
[2]The current period includes 2.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.7% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	11/30/08	11/30/08		12/31/07	11/30/08	11/30/08
LATIN AMERICA	14.0	22.1	21.2	EMERGING EUROPE/MIDDLE EAST/AFRICA	26.4	15.4	23.5
BRAZIL	7.2	10.6	13.2	SOUTH AFRICA	6.0	5.6	8.3
MEXICO	5.9	9.1	5.1	RUSSIAN FEDERATION	11.7	4.2	6.0
CHILE	0.4	2.1	1.5	ISRAEL	1.8	1.7	3.2
PERU	0.0	0.1	0.6	POLAND	0.5	0.8	1.7
REPUBLIC OF COLOMBIA	0.3	0.1	0.6	TURKEY	1.7	0.9	1.6
ARGENTINA	0.2	0.1	0.2	CZECH REPUBLIC	0.0	0.3	0.8
COSTA RICA	0.0	0.0	0.0	EGYPT	3.6	1.2	0.7
SOUTHEAST ASIA	18.0	15.0	13.7	HUNGARY	0.0	0.2	0.6
INDIA	7.2	6.9	6.8	MOROCCO	0.1	0.1	0.6
MALAYSIA	4.8	2.9	3.3	CROATIA	0.1	0.1	0.0
THAILAND	1.7	1.7	1.4	KAZAKHSTAN	0.5	0.0	0.0
INDONESIA	2.7	2.0	1.3	SULTANATE OF OMAN	0.3	0.2	0.0
PHILIPPINES	1.3	1.3	0.6	UNITED ARAB EMIRATES	0.1	0.0	0.0
PAKISTAN	0.1	0.1	0.3	ZAMBIA	0.0	0.1	0.0
SRI LANKA	0.2	0.1	0.0
VIETNAM	0.0	0.0	0.0	OTHER[2]	5.3	3.6	0.0
FAR EAST ASIA	30.2	33.5	41.6
CHINA	10.1	18.0	17.0
SOUTH KOREA	9.2	7.0	12.4	Total equity	93.9	89.6	100.0
TAIWAN	9.7	7.8	12.2	Total fixed income	0.4	2.6
HONG KONG	1.2	0.7	0.0	Total cash and equivalents	5.7	7.8
				Total assets	100.0	100.0

1MSCI Emerging Markets IMI
[2]The current period includes 2.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.7% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.85	-12.74	1st qtr.	2.06	2.06	1.20	1.80
February	4.84	4.84	7.26	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.51	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.67	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.62	7.86	Year 2005	34.79	38.36	30.31	34.00
May	2.15	2.15	1.32	1.61	2004
June	-9.31	-9.31	-10.38	-10.20	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	-3.86	-3.86	-3.98	-3.59	3rd qtr.	7.65	7.65	7.39	8.14
August	-7.31	-7.31	-8.15	-7.90	4th qtr.	13.66	15.44	16.81	17.24
September	-15.60	-15.60	-18.04	-17.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	-24.79	-24.79	-27.71	-27.04
October	-25.98	-25.98	-27.80	-27.68
November	-6.52	-6.52	-7.46	-7.35

Lifetime return
Cumulative%	1,402.69	2,212.75	__	__
Annualized%	12.80	14.98	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.85	-12.74	1st qtr.	2.06	2.06	1.20	1.80
February	4.84	4.84	7.26	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.51	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.67	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.62	7.86	Year 2005	34.79	38.36	30.31	34.00
May	2.15	2.15	1.32	1.61	2004
June	-9.31	-9.31	-10.38	-10.20	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	-3.86	-3.86	-3.98	-3.59	3rd qtr.	7.65	7.65	7.39	8.14
August	-7.31	-7.31	-8.15	-7.90	4th qtr.	13.66	15.44	16.81	17.24
September	-15.60	-15.60	-18.04	-17.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	-24.79	-24.79	-27.71	-27.04
October	-25.98	-25.98	-27.80	-27.68
November	-6.52	-6.52	-7.46	-7.35

Lifetime return
Cumulative%	1,402.69	2,212.75	__	__
Annualized%	12.80	14.98	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of September 30, 2008
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	3Q08	11/30/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	16.05	10.27	15.37	20.49	12.83	-29.72	-24.63	-52.90
- net of operating expenses	15.08	9.45	14.57	19.66	12.05	-30.22	-24.79	-53.23

MSCI Emerging Markets IMI with net dividends reinvested	11.80	6.70	14.37	18.38	7.93	-34.01	-27.04	-57.34

MSCI World Index with net dividends	7.15	6.77	4.19	7.76	1.14	-25.75	-15.18	-42.32

MSCI EAFE Index with net dividends	5.27	5.36	5.27	9.95	1.34	-30.36	-20.53	-46.47

S&P 500 Index with income reinvested	9.90	8.38	3.06	5.17	0.22	-21.96	-8.36	-37.65

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI    Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of September 30, 2008
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	3Q08	11/30/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	16.05	10.27	15.37	20.49	12.83	-29.72	-24.63	-52.90
- net of operating expenses	15.08	9.45	14.57	19.66	12.05	-30.22	-24.79	-53.23

MSCI Emerging Markets IMI with net dividends reinvested	11.80	6.70	14.37	18.38	7.93	-34.01	-27.04	-57.34

MSCI World Index with net dividends	7.15	6.77	4.19	7.76	1.14	-25.75	-15.18	-42.32

MSCI EAFE Index with net dividends	5.27	5.36	5.27	9.95	1.34	-30.36	-20.53	-46.47

S&P 500 Index with income reinvested	9.90	8.38	3.06	5.17	0.22	-21.96	-8.36	-37.65

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI    Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	11/30/08	11/30/08		12/31/07	11/30/08	11/30/08
ENERGY	11.1	13.0	13.8	HEALTH CARE	1.3	0.7	2.9
ENERGY EQUIPMENT & SERVICES	0.6	0.2	0.1	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	10.5	12.8	13.7	HEALTH CARE PROVIDERS & SERVICES	0.5	0.6	0.2
MATERIALS	16.0	10.9	12.7	PHARMACEUTICALS	0.8	0.1	2.6
CHEMICALS	2.6	0.7	2.5	FINANCIALS	11.4	9.2	22.4
CONSTRUCTION MATERIALS	3.5	3.1	1.2	COMMERCIAL BANKS	6.7	5.3	14.5
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.6	0.5	0.4
METALS & MINING	9.3	6.6	8.5	DIVERSIFIED FINANCIAL SERVICES	0.5	0.4	1.8
PAPER & FOREST PRODUCTS	0.6	0.5	0.4	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	11.3	7.5	8.2	CAPITAL MARKETS	0.1	0.0	0.8
AEROSPACE & DEFENSE	0.6	0.1	0.2	INSURANCE	0.7	0.3	2.6
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.0	0.2
CONSTRUCTION & ENGINEERING	6.6	3.0	1.9	REAL ESTATE MANAGEMENT & DEVELOPMENT	2.7	2.7	2.0
ELECTRICAL EQUIPMENT	1.7	1.2	0.7
INDUSTRIAL CONGLOMERATES	1.0	0.7	1.9	INFORMATION TECHNOLOGY	11.4	12.2	11.4
MACHINERY	0.2	0.6	1.0	INTERNET SOFTWARE & SERVICES	0.4	1.8	0.5
TRADING COMPANIES & DISTRIBUTORS	0.0	0.1	0.3	IT SERVICES	0.4	0.4	1.3
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.0	0.3	0.4
AIR FREIGHT & LOGISTICS	0.1	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.2	0.0	0.3
AIRLINES	0.2	0.1	0.3	COMPUTERS & PERIPHERALS	1.4	0.8	1.7
MARINE	0.1	0.2	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	3.6	2.7	2.0
ROAD & RAIL	0.0	0.3	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.4	6.2	5.2
TRANSPORTATION INFRASTRUCTURE	0.8	1.2	0.7	TELECOMMUNICATION SERVICES	12.5	16.7	12.5
CONSUMER DISCRETIONARY	9.1	6.9	5.8	DIVERSIFIED TELECOMMUNICATION SERVICES	2.9	5.2	4.7
AUTO COMPONENTS	0.8	0.2	0.4	WIRELESS TELECOMMUNICATION SERVICES	9.6	11.5	7.8
AUTOMOBILES	0.5	0.3	0.8	UTILITIES	1.9	4.5	4.1
HOUSEHOLD DURABLES	0.0	0.5	0.8	ELECTRIC UTILITIES	1.4	3.8	2.3
LEISURE EQUIPMENT & PRODUCTS	0.2	0.3	0.1	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.8	0.4	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.2	1.2	0.6	WATER UTILITIES	0.2	0.1	0.2
DIVERSIFIED CONSUMER SERVICES	0.3	0.8	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.3	0.6	1.1
MEDIA	1.6	1.3	1.2	OTHER	1.2	1.4	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.2	1.4	0.0
INTERNET & CATALOG RETAIL	0.8	0.0	0.1
MULTILINE RETAIL	0.7	0.7	0.5	Total equity	93.9	89.6	100.0
SPECIALTY RETAIL	1.9	0.9	0.6	Total fixed income	0.4	2.6
CONSUMER STAPLES	6.7	6.6	6.2	Total cash and equivalents	5.7	7.8
FOOD & STAPLES RETAILING	1.1	2.1	1.5	Total assets	100.0	100.0
BEVERAGES	2.2	1.0	1.2
FOOD PRODUCTS	2.9	2.1	2.0
TOBACCO	0.2	0.3	0.8
HOUSEHOLD PRODUCTS	0.3	1.1	0.4
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets IMI
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.